================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                        (PURSUANT TO SECTION 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)
                              (AMENDMENT NO.    )

                                SCOPE INDUSTRIES
                                (NAME OF ISSUER)

                                SCOPE INDUSTRIES
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   809163108
                       ----------------------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                                              WITH COPY TO:
                 MEYER LUSKIN                               KAY RUSTAND, ESQ.
               SCOPE INDUSTRIES                               ARTER & HADDEN
                P.O. BOX 2211                          700 S. FLOWER ST., 30TH FL.
         SANTA MONICA, CA 90401-2211                      LOS ANGELES, CA 90017
                 310-458-1574                                  213-629-9300

     ----------------------------------------------------------------------
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 JULY 14, 1997

         -------------------------------------------------------------
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDER)

                           CALCULATION OF FILING FEE

---------------------------------------------------------------------------------------------
                 TRANSACTION
                VALUATIONS(1)                               AMOUNT OF FILING FEE
---------------------------------------------------------------------------------------------
                 $10,400,000                                       $2,080
---------------------------------------------------------------------------------------------

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:                          Filing party:
---------------------------                      ----------------------------------------
Form or registration no:                         Date filed:
----------------------------                     ------------------------------------------

---------------

(1) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended.

================================================================================

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer (the "Issuer") and the address of the principal executive office of the Issuer is:

               Scope Industries
               233 Wilshire Boulevard
               Suite 310
               Santa Monica, California 90401

     (b) As of June 30, 1997, 1,165,665 shares of the Issuer's common stock, no par value, were outstanding. The Issuer seeks to purchase a maximum of 200,000 shares of common stock (the "Shares"), pursuant to a modified Dutch auction, as described in the Offer to Purchase attached as Exhibit 9(a)(1) (the "Offer") and incorporated herein by reference, pursuant to which securities may be purchased from an officer, director or affiliate of the Issuer. The minimum consideration to be paid for such securities is $48.00 per share and the maximum consideration to be paid for the securities is $52.00 per share.

     (c) The Issuer's common stock is listed for trading on the American Stock Exchange. The following are the high and low sales prices for the common stock as reported on the American Stock Exchange for each quarterly period during the past two years.

                                                                             DIVIDENDS
                                                                             DECLARED
                                                                             PER SHARE
                                                                         -----------------
                             DATE                       LOW     HIGH     REGULAR     EXTRA
        ----------------------------------------------  ---     ----     -------     -----
        1995
          First quarter...............................  $23 1/8 $24  7/8
          Second quarter..............................  $23 3/8 $25  1/8
          Third quarter...............................  $25     $29
          Fourth quarter..............................  $28 5/8 $32  1/2  $ .50
        1996
          First quarter...............................  $32     $42
          Second quarter..............................  $33 3/4 $38  1/2
          Third quarter...............................  $37     $43                  $.25
          Fourth quarter..............................  $39 1/2 $50  1/4  $ .70      $.30
        1997
          First quarter...............................  $41     $50  1/4
          Second quarter..............................  $47     $54

     (d) Not applicable

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The Issuer expects to pay an estimated maximum of $10.4 million in cash for the Shares, which it has available in its bank account.

     (b) The Issuer does not expect to borrow any portion of the consideration to be paid for the Shares.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS FOR PROPOSALS OF THE ISSUER OR AFFILIATE.

     By resolution of the Board of Directors of the Issuer, the Shares will be retired upon acquisition. The Issuer desires to acquire the Shares to enhance shareholder value.

     The Issuer does not intend to (a) dispose of any of the Shares or of any other securities of the Issuer to any person; (b) engage in any extraordinary corporate transaction, such as a merger, reorganization or liquidation; (c) sell or transfer a material amount of the assets of the Issuer or any of its subsidiaries; (d) change in any way the present Board of Directors or management of the Issuer; (e) make any material change in the present dividend rate or policy or indebtedness or capitalization of the Issuer; (f) make any other material change in the Issuer's corporate structure or business; (g) change the Issuer's charter, bylaws or instruments corresponding thereto or take other actions that might impede the acquisition of control of the Issuer by any person; (h) cause the class of equity security of the Issuer to be delisted from the American Stock Exchange or from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) cause a class of equity security of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) suspend the Issuer's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

     The Board of Directors has determined that the Company's financial condition and outlook and current market conditions, including recent trading prices of the Shares, make this an attractive time to repurchase a significant portion of the outstanding Shares. In the view of the Board of Directors, the Offer represents a significant acceleration of what would otherwise have been a continuing share repurchase program and an attractive investment and use of the Company's cash generation abilities that should benefit the Company and its shareholders over the long term. In particular, the Board of Directors believes that the purchase of Shares at this time is consistent with the Company's long term corporate goal of seeking to increase shareholder value. The Board of Directors believes that the Company's current net liquidity is adequate to purchase the maximum number of Shares that may be tendered under the terms of the Offer and to continue to meet the foreseeable liquidity needs of its ongoing business.

     The Company is providing shareholders with the opportunity to determine the price or prices (not greater than $52.00 nor less than $48.00 per Share) at which they are willing to sell their Shares, subject to the terms and conditions of the Offer, and without the usual transaction costs associated with market sales, including any odd lot discount if less than a round lot is tendered. The Offer also allows shareholders to sell a portion of their Shares while retaining a continuing equity interest in the Company if they so desire.

     The Company is providing shareholders with liquidity that is not present in the secondary market that exists for the Shares. Trading volume of the Company's shares has averaged less than 600 Shares per day over the past six months as reported by the American Stock Exchange. For 1996, the trading volume averaged less than 500 Shares per day. The Offer provides shareholders with the opportunity to sell Shares in quantities larger than the existing market has indicated it has capacity to absorb without eroding per Share price levels.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     No transaction in the Issuer's common stock was effected during the past 40 business days by the Issuer or by any executive officer or director or controlling shareholder of the Issuer or of any subsidiary of the Issuer, except that Meyer Luskin, the President and a director of the Company, exercised a stock option on June 2, 1997 and purchased 3,000 shares of the Company's common stock at an exercise price of $32.725 per share, and Robert Henigson, a director of the Company, sold an aggregate of 2,900 shares of the Company's common stock in open market transactions. Mr. Henigson sold 700 shares on May 16, 1997, 1,200 shares on May 30, 1997, 300 and 600 shares on July 1, 1997 and 100 shares on July 2, 1997, and Mr. Henigson received $50.375, $53, $53.125, $53 and $54 per share, respectively.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     There are no contracts, arrangements, understandings or relationships relating, directly or indirectly, to the tender offer under Rule 13e-4 (whether or not legally enforceable) between the Issuer (including any executive officer, director or controlling shareholder of the Issuer or any subsidiary thereof) and any other person with respect to any securities of the Issuer.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     No person has been or is expected to be employed, retained or compensated by the Issuer or by any other person on behalf of the Issuer to make solicitations or recommendations in connection with the tender offer.

ITEM 7. FINANCIAL INFORMATION.

     (a) Except as noted, the following financial data of the Issuer are included within the Offer to Purchase attached as Exhibit 9(a)(1):

          (i) Audited financial statements for the two fiscal years ended June 30, 1995 and June 30, 1996 are incorporated herein by reference to the Form 10-K of the Issuer for the period ended June 30, 1996;

          (ii) Unaudited balance sheets and comparative year-to-date income statements and statements of cash flows and related earnings per share amounts are incorporated herein by reference to the Issuer's most recent quarterly report filed on Form 10-Q for the quarter ended March 31, 1997;

          (iii) The Company has concluded that the ratio of earnings to fixed charges for the two most recent fiscal years and the interim periods set forth above is not material and not applicable; and

          (iv) The book value per share as of June 30, 1996, the most recent fiscal year-end, and as of March 31, 1997, the date of the latest interim balance sheet provided above is shown on the Summary Historical Financial Information on page 13 of the Offer to Purchase attached as Exhibit 9(a)(1).

     (b) The Offer to Purchase includes on page 15 pro forma financial data to demonstrate the effect of the tender offer on the financial information provided under Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION.

     (a) There is no present or proposed contract, arrangement, understanding or relationship between the Issuer and its executive officers, directors or affiliates that would be material to a decision by a security holder whether to sell, tender or hold securities being sought in this tender offer.

     (b) Other than the filing with the Securities and Exchange Commission under
Section 13e-4 of the Securities Act of 1933, as amended, and the corresponding filing with the American Stock Exchange, no regulatory requirements are applicable and no approvals are required for the Company to complete the Offer.

     (c) The Issuer does not intend to use credit or borrow funds to purchase the Shares. Accordingly, Section 7 of the Exchange Act is not applicable.

     (d) There are no material pending legal proceedings relating to the tender offer.

     (e) All material information necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading has been disclosed.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS.

     (a) The tender offer documents which are to be sent or given to security holders by Issuer are attached hereto as the following exhibits:

        (1) Offer to Purchase
        (2) Letter of Transmittal
        (3) Notice of Guaranteed Delivery
        (4) Instruction Letter for Brokers

     (b) There is no loan agreement under Item 2 of this Schedule.

     (c) There are no contracts, arrangements, understandings or relationships referred to in Items 5 or 8(a) of this Schedule.

     (d) No written opinion has been prepared by legal counsel at the request of the Issuer pertaining to the tax consequences of the tender offer.

     (e) No securities of the Issuer have been or are to be registered under the Securities Act of 1933, as amended.

     (f) One or more of the officers of the Issuer may orally solicit security holders on behalf of the Issuer, but no written instruction, form or other material has been furnished to such persons for their use, directly or indirectly, in connection with the tender offer.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SCOPE INDUSTRIES

                                          By:       /s/ MEYER LUSKIN
                                            ------------------------------------
                                                  Meyer Luskin, President

Dated: July 11, 1997